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                                                           ---------------------
                                                           OMB Approval
                                                           OMB 3235-0145
                                                           Expires Oct. 31, 1985
                                                           ---------------------


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13G
                                (RULE 13d-102)


       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES
        13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(b)


                           (AMENDMENT NO.     )(1)
                                          ----


                             THOMASTON MILLS, INC.
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                               (Name of Issuer)




               Common Stock, $1 Par Value -- Class A and Class B
--------------------------------------------------------------------------------
                        (Title of Class of Securities)




                           884569  20  3  --  Class A
                           884569  10  4  --  Class B
--------------------------------------------------------------------------------
                                (CUSIP Number)





--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of this Statement)


        Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


---------------
        * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s)
                               Page 1 of 3 Pages






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CUSIP NO. 884569 10 4                   13G            PAGE   2   OF   3   PAGES
          884569 20 3                                       -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          George H. Hightower
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
                                37,019  Class B Voting
                                69,150  Class A Non Voting
                       --------------------------------------------------------
      NUMBER           (6)     SHARED VOTING POWER
      SHARES                    93,248  Class B Voting
    BENEFICIALLY               258,882  Class A Non Voting
        EACH           --------------------------------------------------------
     REPORTING         (7)     SOLE DISPOSITIVE POWER
    PERSON WITH                 37,019  Class B Voting
                                69,150  Class A Non Voting
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                                93,248  Class B Voting
                               258,882  Class A Non Voting
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          130,267  Class B Voting
          328,032  Class A Non Voting
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
           7.99%  Class B Voting
           6.68%  Class A Non Voting
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!




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                                                               PAGE 3 of 3 PAGES


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This annual amendment is made to update previous filing. No filing fee is due.


Dated:    December 31, 2000



                                     /s/  George H. Hightower, Sr.
                                          -------------------------------------
                                                        Signature


                                          George H. Hightower, Sr., P.O. Box 87
                                          -------------------------------------
                                                            Thomaston, GA 30286
                                          Name                    Address